FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2004

The "Shell" Transport and Trading Company, Public Limited Company

Translation of registrant’s name into English

Shell Centre, London SE1

(Address of principal executive offices)

The following is the text of an announcement released to the London Stock Exchange on 29th October 2004

The “Shell” Transport and Trading Company, p.l.c. (“Shell Transport”) Rule 2.10 Announcement –Relevant Securities in Issue Shell Transport announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, that as at the close of business on 27 October 2004 its issued share capital consisted of 9,624,900,000 ordinary shares of 25p each (“ordinary shares”).

The ISIN for Shell Transport’s ordinary shares is GB 0008034141.

The number of ordinary shares above includes 1,505,524 bearer ordinary shares with ISIN GB 0008034257, and also the Shell Transport ADRs (American Depositary Receipts) which each represent six ordinary shares.

29th October 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised

The "Shell" Transport and Trading Company, Public Limited Company (Registrant)
By M. Edwards (Assistant Company Secretary)
Date: 29 October 2004